Mail Stop 6010   August 12, 2008

Mr. Monte B. Tobin
Chief Executive Officer
Mach One Corporation
6430 Congress Drive
West Bend, Wisconsin 53095

> **Re: Mach One Corporation**
> **Registration Statement on Form S-1**
> **Amendment no. 7 filed August 8, 2008**
> **File No. 333-146744**

Dear Mr. Tobin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Where quantitative information has been provided, please total all of your columns throughout your filing and ensure that those amounts agree to other subtotals or references included within your document. Please confirm that the amounts agree to your general ledger as applicable and that your auditors have audited or reviewed the information as applicable.

Management's Discussion and Analysis or Plan of Operation, page 25

Results of Operations, page 26

2. Please refer to your response to comment eight and your revised disclosures. Please move your disclosure regarding the fact that the beneficial conversion expense was recorded in 2006 to your discussion of the results of operations for the fiscal year ending December 31, 2007 compared to the fiscal year ending December 31, 2006 on page 27. In addition, please revise your disclosure on page 24 to clarify that the entire beneficial conversion expense was recorded at the date of issuance in 2006. Please explain to us why your auditor did not update the accountant's report for this change similar to the update that was made for the changes in the statement of stockholders' equity.

Consolidated Balance Sheets, page 33

3. Please revise the balance for Total Stockholders' Equity as of March 31, 2008 of $(695,615) to agree with the balance in the Consolidated Statements of Changes in Stockholders' Equity of $(695,770). The amounts should agree with the Summary Financial Data and Capitalization tables in the filing.

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page 35

4. Please refer to your response to comment seven and your revisions. The balance for total stockholders' equity as of December 31, 2005 of $356,061 does not agree with the activity shown. The balance for Paid in Capital as of December 31, 2007 does not agree with the balance sheet or with the activity shown for the period. The balance for Paid in Capital as of March 31, 2008 also does not agree with the balance sheet. Please revise.

Consolidated Statements of Cash Flows, page 36

5. Please revise the subtotal for 'Total adjustments' for the year ended December 31, 2007 so that the line items add up to the total.

Note 2 – Property and Equipment, page 41

6. Please refer to your response to comment 12 and your revised disclosures. Your subtotals for property and equipment including accumulated depreciation for March 31, 2007 and March 31, 2008 do not agree with the sum of the line items shown. Please revise.

Note 5 – Notes Payable, page 43

7. Please explain the difference between the total amount shown for notes payable as of December 31, 2007 of $767,081 in the note and the $781,932 reflected in the balance sheet.

Note 6 – Convertible Notes Payable, page 43

8. Please explain the difference between the amount in the note as of December 31, 2007 of $55,150 and the amount on the balance sheet of $51,397.

9. Please refer to your response to comment 14. It appears as though paragraph 15 of SFAS 150 may apply and therefore SFAS 150 would not apply since the conversion feature is scoped out of SFAS 150. If you disagree, please provide us your analysis of why paragraph 15 of SFAS 150 is not applicable. If SFAS 150 is not applicable, please provide us your analysis of paragraph 6 of SFAS 133. Regardless, please provide us the fair value of the conversion feature and your assessment of materiality.

Exhibit 10.14

10. We note your response to comment 5 and reissue the comment in part. As previously requested, please file the entire document, including exhibits A and B referred to in the employment agreement.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Once all outstanding comments have been resolved, we will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Steven M. Grubner, Esq.
        6430 Congress Drive
        West Bend, Wisconsin 53095